FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2024

Gratus Capital Properties Fund III, LLC

Commission File No. 024-11552

EIN No. 85-4126748

Delaware

(State or other jurisdiction of incorporation or organization)

GCPF Management LLC

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A Interests (Unit)

Class B Interests (Unit)

 (Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Gratus Capital Properties Fund III, LLC (the “Company”, “Gratus Capital Properties Fund III,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. These risk factors include, but are not limited to, the factors referenced in the Gratus Capital Properties Fund III, LLC Offering Circular filed pursuant to Regulation A, dated June 20, 2025, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 8, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

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Gratus Capital Properties Fund III, LLC

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2024

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PART II

GRATUS CAPITAL PROPERTIES FUND III, LLC

Item 1. Business

The Company

GRATUS CAPITAL PROPERTIES FUND III, LLC (the “Company”) is a limited liability company organized November 10, 2020 under the laws of Delaware and managed by GCPF Management LLC, a Delaware limited liability company (the “Manager”). The Company was organized to primarily invest directly or indirectly in real estate within the multifamily or commercial real estate segment.

The Company began its offering on December 2, 2021. The Company initially offered 7,500,000 Class A and Class B Interests at between $10 and $10.6383 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, depending on the sales channel invested through. The Company amended its offering in December 2022 and began selling Class A and Class B Interests for between $11.08 and $11.79 per Unit, depending on the sales channel and financial intermediaries utilized in each sale. The Company further amended its offering in March 2025 and began selling Class A and Class B Interests for between $12.29 and $13.08 per Unit, depending on the sales channel and financial intermediaries utilized in each sale. The minimum investment is $10,000. The maximum amount to be raised in the offering is $50 million.

Investors who purchase at least $500,000 in Class A Units, who purchase Units through a RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement, the Form of which is attached to as Exhibit 6.2 hereto. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Member (who is also the Company’s Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

Units are being offered through three separate channels: (1) Investors who purchase Units directly from the Company will purchase at the Base Price ($12.29) with no Commission Adjustment, and will receive Class A or Class B Units; (2) Investors who purchase Units through an investment adviser registered under the Investment Advisers Act of 1940, as amended (RIAs) and who have been advised by such adviser on an ongoing basis regarding investments other than in the Company, but do not utilize a broker-dealer, will purchase at the Base Price with no Commission Adjustment and will receive Class A Units; (3) Investors who purchase Units through a registered broker-dealer will receive Class A Units and will purchase at the Base Price plus a Commission Adjustment, calculated as described below:

The Commission Adjustment will be calculated as (100% / 100% - (Placement Fee Amount) – 1) * Base Price, rounded to the nearest cent. For example, since the Base Price for a particular transaction is $12.29, if the Placement Fee is 6%, the Commission Adjustment will be ((100/(100-6 = 94))-1) * $12.29 = $0.79, for a total cost of $13.08 per Unit, and an investor investing the minimum $10,000 will receive 764.53 Class A Units. If the Placement Fee is 2%, the Commission Adjustment will be ((100/(100-2 = 98))-1 = ) * $12.29 = $0.25, for a total cost of $12.54 per Unit, and an investor investing the minimum $10,000 will receive 797.45 Class A Units.

Sales commissions paid to Registered Broker-Dealers will range from 0.75% to 6.75% of gross offering proceeds depending on the sale channel utilized. The Company has and will pay additional compensation to Broker-Dealers in connection with this offering. Detailed information about each distribution channel and compensation paid to FINRA and FINRA members can be found in our Offering Circular, “PLAN OF DISTRIBUTION” beginning on page 23, and is incorporated by reference herein. Under the Company’s new Regulation A offering, which has not yet been qualified, the Company will pay commissions to Registered Broker-Dealers of between 0.40% to 6.40% of gross offering proceeds depending on the sale channel utilized, but will also pay its Managing Broker-Dealer a $1,500 per month Platform and Syndication Fee for as long as the offering is open.

The Company's overall strategy is to enter joint ventures to develop new multi-family properties, capitalize on undervalued and value add multi-family properties, and acquire stabilized multi-family properties. The Company will primarily target Class A- to C+ assets in the Midwest, South and Southeast regions of the United States. However, the Company may, from time-to-time, invest in other cash flowing and potentially cash flowing multi-family, commercial (e.g., senior living, mobile home parks, self-storage, mixed use, hospitality, office and/or retail), new development properties, and single-family assets as well as real estate backed loans and other real estate backed investments anywhere in the United States when compelling opportunities arise. On February 16, 2022, the Company broke impounds and acquired its first real estate asset.

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As of May 31, 2025, the Company has raised approximately $15,370,700 through the sale of Units (including approximately $925,000 sold to individuals affiliated with our Manager on the same terms as Units sold to other investors) and invested $10,489,978.50 across five new construction properties, and has $2,320,591 in Cash (excluding cash held by subsidiary property owning entities). As of May 31, 2025, the Company holds the following real estate investments:

Property Owning Entity	Location	Acquisition Price of Company Interest	Company Ownership Interest
Wild Oak Group, LLC	Fargo, ND	$1,558,378.50	17.11%
SOCO Group II, LLC	Grand Forks, ND	$1,500,000.00	34%
Compass Apartments I, LLC*	Moorhead, MN	$3,096,000.00	51%
Current33 Apartments I, LLC*	Hastings, MN	$3,735,600.00	51%
Compass Apartments II, LLC	Moorhead, MN	$600,000.00	12.07%
	Total:	$10,489,978.50

* Since the Company controls a majority of these Property Owning Entities, the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are not included in the amounts invested in real estate projects.

Enclave OG, LLC

Wild Oak in Fargo, ND. completed in October 2023, is a 177,011 square foot mixed-use residential building with 119 apartment homes and 14 top-floor condos, ranging from 1,200 to over 2,500 square feet located at 505 Oak St N, Fargo, ND 58102. As of March 31, 2024, the property’s apartments are 90% occupied and generating income. The property features premium amenities such as a community lounge with a fireplace, yoga and fitness studios, and bike storage. The development is known for its high-quality unit finishes, unique floor plans, and beautiful riverscape views. Wild Oak has sold two of the building’s 14 Condos.

Wild Oak, LLC is owned by two entities: Enclave OG, LLC, in which the Company owns a 29.58% interest, and Enclave Oak Grove OZ Fund LLC, a separate entity under common management set up to accommodate Opportunity Zone investors. This gives the Company indirect ownership of 17.11% of Wild Oak, LLC, which owns and operates the Wild Oak Property.

SOCO Group II, LLC

SOCO Group (Ivy at SOCO) is a mixed-use residential building composed of multifamily and condominium units, located at 4177 South Columbia Road, Grand Forks, ND 58201. Ivy at SOCO consists of 74 apartment homes above 14,000 square feet of first-level retail space. Construction of Ivy at SOCO was completed in May 2023, and the property is currently cash-flowing, with reserves being kept on hand for future commissions, tenant improvement allowances and landlord's work. As of March 31, 2024 the multifamily space is 97.3% occupied and lease negotiations are in process for the retail space (which is currently 6% leased). Some amenities at this property include Fitness Studio, Rooftop Deck, Bike Storage, Pet Spa, In-Home Washer & Dryer, Conference & Club Rooms & Greenspace.

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Compass Apartments I, LLC

Compass Apartments I is a multifamily apartment building totaling 93 studio, one-, two-, and three-bedroom units, located near the corner of 30th Ave S and 8th St S in Moorhead, MN. As of March 31, 2025, construction of the Compass Apartments is complete, and the property is 91% leased and 91% occupied. Designed in collaboration with YHR Architects, the building features a modern take on old-world charm, creating a comfortable environment with timeless appeal that’s a strong match for the location and market. Its central location offers quick access to I-94 and connectivity to the greater Fargo-Moorhead area. Some amenities at this property include outdoor courtyard with grill, patio, and fire pits, clubroom, 24/7 fitness & yoga studios, coffee & espresso bar, 24/7 minimarket, enclosed parking, bike storage, pet spa & park, connectivity to parks and trails.

Current33 Apartments I, LLC

Current33 Apartments I is a multifamily apartment building totaling 106 one-, two-, and three-bedroom units, located 255 33rd St W, Hastings, MN 55033. As of March 31, 2025 construction is complete and the property is stabilized at 92.4% occupancy. Some of the amenities at this property include clubroom with sports simulator, pool table, fireplace, and entertainment center, outdoor community courtyard with pool and outdoor kitchen, 24/7 fitness & yoga studios, business center, 24/7 minimarket, enclosed parking, bike storage, pet spa & park.

Enclave Compass II, LLC

Enclave Compass II is an 83-unit apartment building located at 600 30th Ave S, Moorhead, MN 56560, spanning 2.5 acres. The building is located directly adjacent to Compass Apartments I and is expected to have the same location, features, and amenities. As of March 31, 2025 construction was complete and the property is 24% leased.

The Company purchased its 12.07% equity interest in Enclave Compass II, LLC in May 2024, contributing a total of $600,000 through November 30, 2024. The Company also paid an additional $6,710.87 to Enclave Compass II, LLC (calculated at 8% non-compounding interest on the $200,000 in uncontributed capital beginning on (June 30, 2024) to offset the financial impacts of a late contribution.

For additional information on these properties and their acquisition, see Annual Report Item 7. Financial Statements Note 5 Related Party Transactions and Note 7 Real Estate Partnership Investments, which are hereby incorporated by reference as if fully set forth herein.

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We are currently raising capital for the Company and searching for additional properties and other real estate investment opportunities. Company investments will highly depend on the availability of properties and other real estate investments that meet our investment criteria. Note that, the Manager or its affiliates may “pre-fund” one or more real estate investments, acquiring them using its own funds so as to make that investment available to the Company and any Parallel Funds. If the Manager or its affiliates “pre-funds” one or more properties, it may charge the Company simple annualized interest of up to 10% during the time between when it purchases the property and when the Company uses its Capital to replace that “pre-funding.” Additional information can be found in our Offering Circular, “SUMMARY OF OPERATING AGREEMENT. —Parallel Funds, Special Purpose Entities and Co-Investment Opportunities, beginning on page 53.” The Manager’s affiliates have, in fact, pre-funded the Enclave OG, LLC and SOCO Group II, LLC properties into which the Company invested in February and March 2022, and these loans were subsequently repaid at 6.68% interest.

Membership Interests

The terms of the Class A and Class B Interests are governed by the Company’s Operating Agreement (“Operating Agreement”) as may be amended from time to time. The Company hopes to offer its Class A Members the opportunity to earn 80% (eighty percent) of the Class A Unit Percentage Share’s realized profits and Class B Members the opportunity to earn 70% (seventy percent) of the Class B Unit Percentage Share’s realized profits. Under the Side Letter Agreement, eligible Class A+ investors are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). The Company’s realized profits shall be distributed to the Class A Members and Class B Members in proportion to each Class’s Percentage Share and each Member’s respective Capital Contribution. Note that the Manager has discretion to reinvest what would otherwise be Distributable Cash in new or currently held Properties or other real estate backed loans and other real estate backed investments.

Further information about the rights and obligations of the Class A Interests can be found in our Offering Circular, SUMMARY OF OPERATING AGREEMENT beginning on page 50.

Management

The Company will be owned by the Manager and Members and will have a Membership which may include, but is not limited to: individuals, individual retirement accounts, entities, trusts, banks and other financial institutions, endowments, and pension funds. The Manager will exclusively manage the Company. The Company does not have any employees but relies on services provided by the Manager and its affiliates. (See Annual Report Item 3. Directors and Officer for further information.) Further information about the rights and obligations of the Manager, including certain limitations on its liability and rights to indemnification, can be found in our Offering Circular, SUMMARY OF OPERATING AGREEMENT beginning on page 50. The Company intends to hire third-party property managers to manage our properties.

The Manager and its affiliates are compensated for their services through certain Management Fees and returns on its Class C Units. See Annual Report Item 7. Financial Statements Note 5 Related Party Transactions and Annual Report Item 3. Executive Officer Compensation for further information regarding fees and compensation paid to the Manager.

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Potential conflicts of interest include, but are not limited to, the following:

•

Our Manager and its affiliates originates, offers, and manages other investment opportunities and funds outside of the Company including those that have similar investment objectives as the Company, and also may make investments in real estate assets for their own respective accounts, whether or not competitive with our business.

•	The Manager will most likely enlist the services of a third-party in order to manage our assets. The negotiation for the compensation for that third-party will be at market rates.

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•

The acquisitions of investments at higher purchase prices would entitle our Manager to higher acquisition fees and asset management fees regardless of the quality or performance of the investment and, in the case of acquisitions of investments from other entities, might also entitle our Manager or its affiliates or assigns to disposition fees in connection with services for the seller.

•

We may borrow money from the Manager or affiliates of the Manager at prevailing market rates, or engage the Manager or affiliate of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with a third-party on an arm’s length basis.

•	The Manager and its affiliates are not required to devote all of their time and efforts to our affairs.

•	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length.

•	The Members may not remove the Manager.

Further information about potential conflicts of interest of our Manager can be found in our Offering Circular, RISK FACTORS beginning on page 10, where are hereby incorporated by reference herein.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Membership Interests.  More information ca be found in our Offering Circular, RISK FACTORS beginning on page 10, where are hereby incorporated by reference herein.

Competition

The multifamily industry is highly competitive, and we face competition from many sources, including from other multifamily apartment communities both in the immediate vicinity and the geographic market where our properties are and will be located. If so, this would increase the number of units available and may decrease occupancy and unit rental rates. Furthermore, the multifamily communities we are constructing and will acquire do compete (or will compete) with numerous housing alternative in attracting residents, including owner occupied single and multifamily homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multifamily homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

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Investment Company Act

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended. If at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”.

Legal Proceedings

We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of this Annual Report.

Overview

Gratus Capital Properties Fund III, LLC is a Delaware limited liability corporation that was formed to primarily invest directly or indirectly in real estate and real estate related assets located throughout the United States. On December 2, 2021, the Company began accepting subscription agreements as a part of a Regulation A offering. On February 16, 2022, the Company broke impounds and acquired its first real estate asset and went on to acquire three additional real estate assets in 2022. All four assets are ground up new developments that have completed construction and are in various stages of stabilization. The Company has also acquired equity in a fifth property in 2024 that completed construction near the end of 2024 and is currently in lease up.

Of these five properties, the Company controls a majority of Compass Apartments I, LLC and Current33 Apartments I, LLC, and so the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are represented differently from Enclave OG, LLC, SOCO Group II, LLC and Enclave Compass II, LLC, which are accounted for as investments in real estate projects.

Results of Operations

For the period ended December 31, 2024

Total income

The Company has just begun generating significant operating revenue during the period ended December 31, 2024, for the first time since inception. Total Rent collected from Compass Apartments and Current33 Apartments totaled $1,674,158. By contrast, the Company generated just $360 in income during the period ended December 31, 2023, since these two properties had not yet commenced operations. The operations of the partnerships where the Company holds less than a 50% ownership interest (Wild Oak, Ivy at SOCO, and Enclave Compass II, LLC) resulted in losses from unconsolidated partnership investments of $550,949 in 2024, as compared to losses of $340,561 in 2023.

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Total expenses

From January 1, 2024 to December 31, 2024, the Company generated operational expenses of $1,231,474 (including Asset Management Fees of $97,693) along with interest expenses of $1,556,278 and depreciation expense of $2,190,818 (almost entirely consisting of depreciation on Compass Apartments and Current33 Apartments). This compares with total operating expenses of $155,221 (including Asset Management Fees of $79,718), total interest expense of $384,009, and depreciation expense of only $700 (consisting of depreciation on Company technology assets, because the Compass Apartments and Current33 Apartments had not yet been placed into service and so were not recognizing deprecation expenses) between January 1, 2023 and December 31, 2023.

The large difference in Operating Expenses was primarily represented additional expenses incurred by Compass Apartments and Current33 Apartments as they transitioned from construction to operation status, and the expenses of the properties were no longer being capitalized. These two properties had total operating expenses of $1,013,784 during fiscal year 2024 but no operating expenses during Fiscal Year 2023. Through December 31, 2023, all expenses related to these properties were capitalized as construction in progress, as neither property was deemed operational until January 1, 2024. As a result, we are now seeing greater operational expenses on our consolidated statement of operations, as these expenses are no longer being capitalized.

Operating expenses incurred at the Company level (i.e., excluding subsidiary operations) during fiscal year 2024 were $280,092 (consisting of General & Administrative expenses of $1,767, Management Fees of $97,693, and Professional Fees of $180,632) contrasted with fiscal year 2023 operating expenses of $155,221 (consisting of General & Administrative expenses of $65, Asset Management Fees of $75,438, and Professional Fees of $79,718). The Office space and administrative services for the Company are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets & Liabilities

As of December 31, 2024, the Company had $45,764,993 in total assets and total liabilities of $34,744,523. This compares with $43,704,486 in total assets and total liabilities of $32,924,327 as of December 31, 2023. Compass Apartments I, LLC & Current33 Apartments I, LLC each opened their buildings in 2024 which moved most of the assets from construction in process to buildings, leasehold improvements & personal property.  The total amount at December 31, 2024 was $30,721,217 in buildings, $3,585,347 in land & leasehold improvements, and $6,781,790 in personal property.  Mortgages are secured by the real estate and as of December 31, 2024 total approximately $34.1 million compared to $26.5 million as of December 31, 2023.

As of December 31, 2024, Compass Apartments I, LLC $627,452 in cash, $1,281,513 in land, $13,658,624 in buildings, $1,488,862 in Land & Leasehold Improvements, and $3,180,227 in personal property, offset by $15,443,166 in mortgage debt. This contrasts with December 31, 2023, where Compass’s major assets were valued (at cost) as $5,657 in cash, $1,257,122.00 in land, $16,374,567 in Construction in Progress, and $3,139 in prepaid expenses, offset by $1,768,611 in current liabilities (including $22,187 in mortgage interest payable) and a $10,732,265 mortgage. This reflects the nature of new development completing construction in late 2023 and transitioning to operations in 2024.

As of December 31, 2024, Current33’s major assets were valued (at cost) as $471,185 in cash, $1,220,000 in land, $17,062,593 in buildings, $2,096,485 in Land & Leasehold Improvements, and $3,601,563 in personal property, offset by $18,631,938 in mortgage debt. This contrasts with December 31, 2023, where Current33’s major assets were valued (at cost) as $576 in cash, $1,220,000 in land, $21,674,135 in Construction in Progress, and $2,407 in pre-paid expenses offset by $906,054 in current liabilities (including $33,101 in mortgage interest payable) and a $15,767,062 mortgage. This reflects the nature of new development completing construction in late 2023 and transitioning to operations in 2024.

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company’s held $166,594 in cash and $2,989,530 in other real estate investments as of December 31, 2024, contrasted with $156,064 in cash and $2,989,530 in other real estate investments as of December 31, 2023. All valuations are at cost; the decrease in the value of other real estate investments is due to depreciation, not to a change in the Company’s investment position or valuation of the property. The only significant direct liability of the Company is a Promissory Note between the Company and an affiliate of the Manager of the Company which provides the Company with a revolving credit line for up to $50,000,000 of funds. As of December 31, 2024, the note has been paid off.  This compares to $3,743,430 owed to related parties pursuant to this Note (including $3,246,272.51 in principal and $497,157.08 in interest) as of December 31, 2023. This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%, and is currently 9.479% as of January 1, 2025. As of December 31, 2022, the Company entered into a Standstill Agreement with regards to this Promissory Note whereby the lender (an affiliate of the Manager) agrees not to demand any payment or take any legal action to recover money owned under the Note until June 30, 2024 (including both monies currently borrowed and any new money which may be borrowed in the future). This Standstill Agreement was amended as of February 26, 2024 to extend its term to July 31, 2025. As of December 31, 2024, this line of credit was paid off in full, but the Company may utilize it again in the future to allow it to pre-fund investments in real estate.

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Liquidity and Capital Resources

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company held approximately $2,320,591 in Cash as of May 31, 2025, contrasted with $166,594 in cash as of December 31, 2024, contrasted with $156,063.84 in cash as of December 31, 2023. During fiscal years 2023 and 2024, the only significant direct liabilities of the Company (both paid off in full during 2024) were:

(1)

a Promissory Note between the Company and an affiliate of the Manager of the Company which provides the Company with a revolving credit line for up to $50,000,000 of funds. As of December 31, 2024, the amount is zero. This compared to a total of $3,743,430 to related parties pursuant to this Note (including $3,246,273 in principal and $497,157 in accrued interest) as of December 31, 2023.  This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%.

(2)

The Company purchased its 12.07% equity interest in Enclave Compass II, LC in May 2024, pledging approximately $600,120. The Company contributed $400,000 in June ‘23 and the remaining $200,120 to Enclave Compass II on about November 27, 2024, paying an additional $6,459 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on June 30, 2024) to offset the financial impacts of the late contribution.

Both of the above listed significant direct liabilities had been paid in full by December 31, 2024, and (as of the date of this Offering Circular) no additional money has been borrowed from the Manager in 2025.

The Company intends to raise additional funds in this offering, up to its Offering Maximum of $50,000,000 in order to make additional real estate acquisitions. However, even if we do not raise any additional funds, we believe that the profits from operations, funds we have raised, taken together with our line of credit, are sufficient to fund our expenses over the next twelve months. The Company has short and long-term liquidity through operational profits, fundraising, and Manager provided credit facility. The Manager currently has sufficient capital in the bank account to cover fixed expenses for several years and will utilize the credit facility if necessary to be opportunistic in pursuing cash flowing investments for the Company.

As for Compass Apartments I, LLC and Current33 Apartments I, LLC, these properties are on budget and cash flowing. As of December 31, 2024, Compass Apartments I, LLC had $627,452 in cash and Current33 Apartments I, LLC had $471,185 in cash. We believe each property-owning entity has sufficient short- and long-term liquidity for all its projected needs.

Trends and Key Information Affecting our Performance

As of Q1 2025, the Company continues to execute its investment strategy, with five development projects now completed and at various stages of stabilization. Our multifamily portfolio is performing well overall, with several properties exceeding pro forma rent projections despite elevated cap rate conditions. Performance highlights include:

•	Compass I (Moorhead): Ended Q1 at 91.4% occupancy, maintaining strong pricing against new competitive supply.

•	Compass II (Moorhead): Lease-up reached 24% by quarter-end following a Q4 2024 delivery, with strong spring leasing activity and tuck-under garages driving interest.

•	Current 33 (Hastings): Reached 92.4% occupancy with strong rent growth and renewal rates; incentives and pricing are being actively managed to maintain momentum.

•	Wild Oak (Fargo): Maintained 90% occupancy in a downtown submarket with 17% vacancy overall.

•	Ivy at SOCO (Grand Forks): Multifamily units are stabilized at 97.3% occupancy.

These assets continue to generate positive cash flow and provide resilience across changing market conditions. Our teams conduct weekly rent reviews and leasing meetings to stay responsive to real-time demand trends and competitive shifts.

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Non-Multifamily Projects

•	High-End Condos – Wild Oak: Two condo sales have closed—one in November 2024 and another in April 2025. Sales proceeds have been reinvested into additional unit fit-outs and loan curtailments. Although broader market softness has slowed sell-through, we are refining our sales strategy and remain encouraged by recent traction. Multifamily income continues to support the loan structure, and refinancing options are being proactively explored well ahead of the loan maturity in late 2026. A capital call remains a contingency, not a forecasted requirement.

•	Retail Space – Ivy at SOCO: Retail lease-up has been slower than expected, with commercial occupancy at 6%. However, interest picked up late in Q1 with multiple prospective tenants touring the space. We continue to hold reserves for tenant improvements and commissions and will resume distributions once leasing reaches underwriting thresholds.

Multifamily continues to serve as the backbone of our strategy, offering stable cash flow and inelastic demand that shields the portfolio from short-term volatility.

Strategic Relationships and Investment Focus

We continue to build new relationships that are expected to open the door to additional investment opportunities. While we remain open to acquiring stabilized, cash-flowing properties where appropriate, new development continues to be a core part of our strategy. Our goal is to maintain flexibility and pursue opportunities that align with our underwriting standards and return objectives—whether ground-up or stabilized.

This diversified approach supports a resilient portfolio and allows us to respond to shifting market conditions while staying true to our long-term vision.

Interest Rates and Monetary Policy Outlook

Following the 2024 U.S. presidential election, there is renewed optimism for pro-business policy shifts. Market sentiment has tilted toward expectations of interest rate reductions and policy reform geared toward economic expansion. We believe the current administration may pursue:

•	Lower borrowing costs through rate cuts

•	Trade policy reform to support domestic industry

•	Targeted tax reductions to stimulate economic activity

While execution risks remain, even partial realization of these initiatives would likely support stronger multifamily valuations, improve refinancing feasibility, and strengthen condo sales potential.

Looking Ahead

Key macro and market trends expected to shape our outlook include:

•	Interest Rates: Anticipated rate cuts could compress cap rates and enhance refinancing opportunities, improving valuations across our portfolio.

•	Deficit Spending and Liquidity: The federal government’s $2 trillion annual deficit continues to inject liquidity into the economy. Historically, this has led to upward pressure on rents and asset values over a 12–18 month horizon.

•	Inflation and Real Assets: Although falling rates may revive inflation pressures, multifamily remains a strong inflation hedge due to the ability to adjust rents over short timeframes.

•	Distressed Real Estate Opportunities: While banks have largely avoided forced sales by adjusting loan terms, we continue to monitor potential opportunities—especially in commercial office-to-residential conversions. Larger-scale distress could emerge if macro conditions worsen or regional oversupply persists.

Strategic Focus and Projections:

We continue to target high-quality assets in stable, high-performing markets—particularly in the Midwest, which has demonstrated resilience amid national volatility. Highlights include:

•	Midwest Market Strength: Columbus, Indianapolis, and Kansas City continue to benefit from affordability, economic stability, and limited new supply.

•	Condo Momentum: Two closed sales at Wild Oak mark significant progress. We expect continued sales to improve momentum and liquidity in this segment.

•	Balanced Opportunity Pipeline: While we are evaluating stabilized acquisitions, we remain committed to pursuing new development opportunities that meet our return thresholds and market criteria.

•	Macro Trends: Continued deficit spending, rising inflation expectations, and supply-side constraints all support a positive long-term outlook for multifamily rents and valuations.

12

Conclusion:

As we approach the second half of 2025, our multifamily holdings continue to offer strong fundamentals and cash flow, even in the face of macroeconomic uncertainty. The policy environment and interest rate trajectory appear favorable, supporting both near-term performance and long-term valuation upside.

With a flexible approach to both development and acquisition, and a disciplined focus on resilient markets like the Midwest, we believe the Company is well positioned to continue delivering strong risk-adjusted returns while remaining adaptive to evolving opportunities.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 3. Directors and Officers

The principals of the Manager of the Company are as follows:

Name	Age	Title	Term at GCPF Management LLC	Average Number of Hours Per Week Expected to be Devoted to Company
Jason Weimer	41	Managing Partner	October 2020 (Inception) to Present	16 hours / week
Robert Barlau	39	President Real Estate Operations	October 2020(Inception) to Present	32 hours / week
Jack Weimer	67	Sponsor	October 2020 (Inception) to Present	4 hours / week
Skip Johnson	39	President Business Development	September 2021 to Present	8 hours / week
Austin Schmitt	34	Chief Operating Officer	September 2021 to Present	8 hours / week
Allen Lemay	43	Sponsor	May 2022 to Present	4 hours / week

Each of the above-named officers work full time for the Manager. Biographical information regarding the above individuals can be found in our Offering Circular, MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, Duties Responsibilities and Experience section, page 48, and are hereby incorporated by reference herein.

13

Family Relationships

Jack Weimer is Jason Weimer’s father.

Duties, Responsibilities and Experience

Jason Weimer and Robert Barlau are the managers of GCPF Management LLC which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement.

Compensation of Executive Officers

The Manager and its officers/owners/employees have not received any cash compensation from the Company to date and are not expected to receive any salary or bonus compensation in the future. Two types of Compensation are payable to the Manager: (a) the Manager, in the Form of Management Fees and (b) Distributable Cash received based on their ownership of Class C Interests. The managers of the Manager, Jason Weimer and Robert Barlau, were issued and 100% of the Class C Interests issued (as founder’s interest) in exchange for $1000, and contributed those Units to the Manager as of January 1, 2025. These interests entitle the Manager to 20% of Distributable Cash of the Class A Unit Percentage Share PLUS and 30% of Distributable Cash of the Class B Unit Percentage Share. This Compensation is reduced by the Company’s Side Letter Agreement (Exhibit 6.2), in which eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Member such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Distributions to Company members began in April 2025, with $274,972.99 total distributions made on April 21, 2025 ($220.048.47 of which were made to Class A and Class B Unitholders and the remaining $54,924.52 distributed to the Manager who holds our Class C Units).

The Manager has, and shall in the future, receive the following fees and compensation:

Phase of Operation	Basis for Fee	Amount of Fee

Acquisition Fee	Fees charged to the Company as Properties are acquired for the Manager’s efforts in conducting due diligence and making the investment opportunity available to Investors.

2% of the purchase price of each Property or investment, including leverage (which, with typical leverage, will typically come out to approximately 6% to 8% of the total purchase price, or of the total cost of property acquisition and development in the case of new development). In the case of a co-invest with joint venture partner(s), the Acquisition Fee will be prorated by the Company’s ownership interest in the joint venture entity. As of May 31, 2025, the Manager has been paid $860,692.16 in acquisition fees. The total amount of this fee is difficult to determine at this time, but are estimated in the section entitled "USE OF PROCEEDS", above.

Origination Fee	Fees charged to the Company as loans are made for the Manager’s efforts in conducting due diligence and making the investment opportunity available to Investors.

4% of the amount loaned by the Company. As of May 31, 2025, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Asset Management Fee	Fees charged to the Company for management of its investments

Up to the greater of 1% per annum of the total of all Class A, Class B, and Class C member’s initial Capital Contributions (without reduction for any returned capital) OR 2% of the total gross income of the Fund. As of December 31, 2024, the Manager has been paid $252,402 in Asset Management Fees. The total amount of this fee is difficult to determine at this time. This fee may be paid monthly.

Construction Management Fee	Fees charged to the Company for efforts in overseeing construction on the Property.

5% of total construction costs (materials and labor) to be paid monthly to the Manager or a third-party during construction or rehabilitation on each Property. These fees will be charged only on capital improvements or other construction that are not included in the total cost of property acquisition and development. As of May 31, 2025, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Property Management Fees	Fees charged to the Company for the Manager’s or a third party’s property management services.	Up to 7% of gross collected income. As of May 31, 2025, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Refinance Fees	Fees charged to the Company for the Manager’s efforts in generating a loan package for consideration by lenders.	1% of new or supplemental loan amount. As of May 31, 2025, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Interest on Manager Advances	Interest charged to the Company for deferral of repayment of Advances or reimbursement expenses.

Up to 10% interest per annum (as described in Article 3.1) from the date the Advance is made or the reimbursement is due (e.g., closing on a Property) to the date of repayment. Such advances generally take place pursuant to the terms of the Company’s revolving credit line with an Affiliate of its Manager for up to $50,000,000 of funds, as discussed in Item 5 below. As of May 31, 2025, an Affiliate of the Manager has been paid a total of $703,179 in interest.

14

The Manager will be compensated for its services in accordance with the fee schedule above. Apart from their ownership interest in the Manager the principals of the Manager do not currently receive any compensation for their services, other than the returns they receive from the Company on their direct personal investments in the Company. (See Annual Report Item 7. Financial Statements Note 5 Related Party Transactions.) Other persons who are employed by the Manager are each compensated by the Manager for his or her services.

The following table sets forth the cash compensation of Manager:

Name and Principal Position	Year	Cash Compensation	Option Awards	All Other Compensation(1)
GCPF Management LLC, Manager	2020	$0	$0	100% of the Class C Interests (held by its managers, Jason Weimer and Robert Barlau)
GCPF Management LLC, Manager	2021	$0	$0	$0
GCPF Management LLC, Manager	2022	$0	$0	$0
GCPF Management LLC, Manager	2023	$0	$0	$0
GCPF Management LLC, Manager	2024	$0	$0	$0

From inception to December 31, 2024, the Manager has been paid $860,692.16 in acquisition fees and 192,481.15 in Asset Management Fees from the Company. An Affiliate of the Manager has been paid a total of $703,179 in interest.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information as of May 31, 2025.

Title of Class	Name of Beneficial Owner	Percent of Class as of 3/18/2025	Percent of Class After Offering*	Percent of Company as of 3/18/2025	Percent of Company After Offering*
Class C Interests	GCPF Management LLC	100.00%	100.00%	20.00%	20.00%
Class A Interests	Jason Weimer	4.26%	1.19%	3.58%	0.99%
Class A Interests	Robert Barlau	0.11%	0.03%	0.09%	0.02%
Class A Interests	Skip Johnson	0.81%	0.23%	0.68%	0.19%
Class A Interests	Austin Schmitt	0.41%	0.11%	0.34%	0.09%
Class A Interests	Allen Lemay	1.25%	0.35%	1.05%	0.29%
	TOTAL			25.74%	21.58%

* As of May 31, 2025 the Company has 1,235,254 Class A Units (approximately 84.19% of Units) and 231,898 Class B Units (approximately 15.81% of Units) outstanding which it sold for $10, $10.19, $11.08, or $13.08 each.  The After Offering percentages reported in this table assumes that the Company sells an additional $50,000,000.00 in Units for $12.29 each (Approximately 3,822,630 additional Units), the highest price possible under this offering, that 80% of additional Units sold are Class A Units (approximately 3,058,104), and that the individuals listed do not purchase further Units.

15

The Class A and Class B Interests collectively maintain an 80% interest in the Company overall and the Class C Interests will maintain a 20% interest in the Company overall. Class A and Class B Interests are being sold through this Offering. The Class A Interests purchased by Management were purchased through this offering on the same terms as other investors, and members of Management may decide to purchase additional Class A Interests. Class C Interests were issued to Jason Weimer and Robert Barlau at inception of the Company for $10 per Unit ($1000 total) and transferred to GCPF Management LLC as of January 1, 2025.

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this Offering.

Item 5. Interest of Management and Others in Certain Transactions

The Company utilizes office space provided at no cost from our Manager. Office services are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

The Company has entered into a promissory note and line of credit with the Managing Member, with the purpose of funding operating expenses and “pre-funding” the acquisition of assets. As of December 31, 2024, June 30, 2024, December 31, 2023, June 30, 2023, December 31, 2022, June 30, 2022, and December 31, 2021, funds due to an affiliate of the Manager of the Company (including both principal provided and interest accrued thereon), are approximately $0, $2,465,988.33, $3,743,430, $4,750,400, $5,108,921, $252,297, and $238,923 respectively. The Note is an uncollateralized revolving credit facility which matures October 28, 2030. Interest due thereon, accrues at simple rate of interest set at the coupon rate on a U.S. 10-year treasury note + five percent (5%) per annum, not to exceed 10% (the “Alternative Base Rate”). This rate adjusts semi-annually on January 1 and July 1 of each year, and as of January 1, 2025, is currently 9.57%. As of the date of this Report, the Company has not drawn on this credit facility during 2025.

See Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources and Note 5 and Note 7 to our financial statements in Item 7. Financial Statements for a discussion of related party transactions, which are hereby incorporated by reference herein.

Item 6. Other Information –

None.

16

Item 7. Financial Statements

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES

(A Delaware Limited Liability Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

F-1

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES

(A Delaware Limited Liability Corporation)

December 31, 2024, and 2023

F-2

Report of the Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Gratus Capital Properties Fund III, LLC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gratus Capital Properties Fund III, LLC as of December 31, 2024, and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years ended December 31, 2024, and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. Communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate. As of December 31, 2024, there are no critical audit matters to communicate.

/S/ Boladale Lawal

Boladale Lawal & CO (PCAOB ID 6993)

We have served as the Company's auditor since 2024

Lagos, Nigeria

June 18, 2025

F-3

GRATUS CAPITAL PROPERTIES FUND III, LLC

BALANCE SHEET

As of December 31, 2024, and 2023

ASSETS	December 31, 2024	December 31, 2023
Investment in real estate partnership
Partnership equity investments	$3,045,160	$2,989,530
Buildings	30,721,217	-
Land & Leasehold Improvements	3,585,347	-
Personal Property	6,781,790	-
Accumulated Depreciation	(2,190,818)	-
Land	2,501,513	2,497,511
Construction in process (including capitalized interest)
of $0 in 2024 and $455,975 in 2023	-	38,048,702
Total real estate partnership investments	$44,444,209	$43,535,743
Cash and cash equivalents	1,265,231	162,297
Accounts Receivable (net)	40,754	-
Fixed Assets (net)	1,400	1,400
Prepaid expense	106,599	5,046
Total Assets	$45,858,193	$43,704,486

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities
Account payables	75,585	29,708
Accrued liabilities	580,308	1,790,253
Deferred revenue	159,550	-
Mortgage interest payable	54,564	56,288
Member funds held in escrow	10,000	10,000
Accrued interest payables	-	497,157
Retainage payable		979,456
Total current liabilities	880,007	3,362,862

Long-term liabilities
Note payables Gratus Capital LLC	-	3,246,273
Mortgages payables	34,075,104	26,499,327
Debt issuance cost	(280,093)	(280,093)
Accumulated amortization on debt issuance cost	162,705	96,553
Total long-term liabilities	33,957,716	29,562,060

Total Liabilities	$34,837,723	$32,924,922

Minority interests in controlled subsidiaries	2,576,192	4,008,389

Members' Equity:
Class A Units	$10,751,616	$6,080,936
Class B Units	$2,352,410	$2,100,140
Class C Units	$1,000	$1,000
Syndication Cost of Capital	(341,033)	$(252,930)
Retained earnings (deficit)	$(4,319,715)	$(1,157,971)
Total Member equity	$8,444,278	$6,771,175

Total Liabilities and Member Equity	$45,858,193	$43,704,486

The accompanying notes are an integral part of these consolidated audited financial statements

F-4

GRATUS CAPITAL PROPERTIES FUND III, LLC

Statement of Operations

For the year ended December 31, 2024, and 2023

	December 31, 2024	December 31, 2023
Revenues
Gross market rent	$3,598,435	$-
Vacancy	(1,909,012)	-
Gain (loss) to market	(11,597)	-
Other rental revenue	272,634	-
Total Gross Potential Rent & Fees	1,950,460	-
Bad debt write-offs	(17,322)	-
Rental Incentives	(258,980)	-
Total Net Collected Rent	1,674,158	-
Equity in losses from unconsolidated partnership investments	(550,949)	(340,561)
Total Operating Revenue (Loss), net	$1,123,209	$(340,561)

Operating Expenses
Asset management fees	97,693	75,438
General and administrative expenses	292,679	65
Payroll	245,058	-
Professional fees	264,460	79,718
Property insurance	62,095	-
Property taxes	28,991	-
Repairs and maintenance	176,208	-
Utilities	126,692	-
Total Operating Expenses	$1,293,877	$155,221

Non-Operating Income / (Expense)
Admin and compliance	52,119	-
Amortization expense	145,816	-
Depreciation expense	2,190,818	700
Interest expense	1,556,278	384,009
Interest (income)	1,631	(360)
State franchise tax	600	600
Net Loss before Income Taxes	$(4,117,929)	$(880,731)
Income tax benefit
Share of loss from partnership equity investment	(1,432,197)	-
Net Income (loss)	$(2,685,732)	$(880,731)

The accompanying notes are an integral part of these consolidated audited financial statements

F-5

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENTS OF MEMBERS' EQUITY

For the Years Ended December 31, 2024, and 2023

	Member Units							Total
	Class A		Class B		Class C		Members'	Members'
	Units	Amount	Units	Amount	Units	Amount	Deficit	Deficit
Balance, January 1, 2023	469,017	$4,539,793	144,836	$1,375,303	100	1,000	$(277,240)	$5,834,786
Member unit issued for cash	136,763	1,390,768	66,690	679,282	-	-	-	2,070,050
Cost incurred to raise capital	-	-	-	-	-	-	-	(252,930)
Net loss for year ended December 31, 2023	-	-	-	-	-	-	(880,731)	(880,731)
Balance, December 31, 2023	605,780	6,080,936	211,526	2,100,140	100	1,000	(1,157,971)	6,771,175
Member Units issued for cash	426,644	4,670,681	19,890	252,270				4,922,951
Costs incurred to raise capital	-		-		-	-		(88,104)
Member Distributions							(476,012)	(476,012)
Net loss for year ended December 31,2024							(2,685,732)	(2,685,732)
Balance, December 31, 2024	1,032,424	$10,751,617	231,416	$2,352,410	100	$1,000	$(4,319,715)	$8,444,278

The accompanying notes are an integral part of these consolidated audited financial statements

F-6

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024, and 2023

	December 31,	December 31,
	2024	2023
Cash Flows from Operating Activities
Net Loss	$(2,685,732)	$(880,731)
Adjustment to reconcile net loss from operations:
Amortization	145,816	79,664
Depreciation	2,190,818	700
Real estate partnership investment loss	550,949	340,561

Changes in Operating Assets and Liabilities
Prepaid expense	(101,553)	(3,737)
Accounts receivable	(40,754)	-
Account Payables	45,877	18,845
Accrued liabilities	(1,209,945)	637,914
Accrued interest payables	(497,157)	384,009
Deferred revenue	159,550	-
Mortgage interest payables	(1,724)	56,288
Retainage payables	(979,456)	804,130
Member fund held in escrow	-	10,000

Net Cash Used in Operating Activities	$(2,423,311)	1,447,643

Cash Flows from Investing Activities
Investment in land	(4,002)	(20,389)
Investments in buildings	(30,721,217)	-
Investments in Land & Leasehold Improvements	(3,585,347)	-
Investments in Personal Property	(6,805,835)	-
Investment in construction in process	38,048,702	(30,958,369)
Syndication Cost Additions	(88,104)	(57,000)
Net Cash Provided by Investing Activities	(3,155,804)	(31,035,758)

Cash Flows from Financing Activities
Debt issuance costs, net of amortization	-	-
Mortgage payables	7,575,777	26,499,327
Issuance of member equity	4,922,951	2,070,050
Issuance of member equity to minority interest	(606,579)	-
Distributions to members	(476,000)	-
Change in minority interest	(1,487,827)	-
Issuance (payment) of note payable related parties	(3,246,273)	(1,749,500)
Net Cash Provided by Financing Activities	6,682,049	26,819,877

Net Increase (Decrease) in Cash	1,102,934	(2,768,238)
Cash at Beginning of Period	162,297	2,930,535
Cash at End of Period	$1,265,231	$162,297

The accompanying notes are an integral part of these consolidated audited financial statements

F-7

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, and 2023

NOTE 1 – NATURE OF OPERATIONS

Gratus Capital Properties Fund III, LLC, & Subsidiaries (The Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company’s business model is to acquire multifamily and commercial properties, new developmental property and single-family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States. The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas and invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

Since November 10, 2020 (inception), the Company has relied upon related parties and its Members for funding cash flow to pay for operating expenses and other costs. (See discussions below). For the period from inception to December 31, 2024, the Company has generated losses aggregating $3,566,463. These matters do raise concern about the Company’s ability to operate at a profit. That notwithstanding, through December 31, 2024, the Company raised capital in the amount of $13,104,027 See also Note 8 Subsequent Events. Further, during the next twelve-month period, the Company intends to fund its operations with funding from its campaign to sell Membership Units ((see Note 15). The additional capital is to enable the Company to fund real estate acquisitions and continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from operating and cash flow uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through an Offering Circular Form 1A, filed during the year ended 2021, the Company offered up to seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). During the twelve-month period ended December 31, 2024, the Company raised $4,922,951 funds net of syndication costs of $88,104. Funds were made available to the Company upon the Company raising a minimum of $1,000,000 (“Minimum Offering”). Funds are being used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See the Offering Circular attached for a more comprehensive discussion of management, risk factors, broker dealer fees and other relevant data.

The Company manager is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager (Affiliate) owns 100% of the authorized, issued and outstanding Class C Membership Interests.

F-8

The financial statements included forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form 1A, filed with the Securities and Exchange Commission (“SEC”). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Management intends to finance the operating costs over the next 12 months with existing cash in hand, loan from related party, issuance/sales of Member Units, and external debt financing. Additionally, management has secured a $50 million line of credit from our fund provider, accompanied by a standstill agreement effective until July 2025. This arrangement ensures ample liquidity and operational flexibility, allowing us to continue our business activities without interruption. Furthermore, we have a subsisting agreement with our fund provider that the fund will be used for a minimum period of 7 years before it can be withdrawn or converted to the equity at their discretion.

Also, management investment in new development properties has transitioned to a significant milestone with all construction completed. These properties are now in various stages of stabilization. We anticipate that they will begin generating increasing cash flow and income in the upcoming months, which will substantially improve our financial position and support ongoing operations.

Management has further secured $2,110,000 in commitments from investors. This funding is poised to provide more than adequate liquidity for our operations over the next 12 months. Immediately following the filing, we will resume our active fundraising campaign, which is expected to further strengthen our financial position and support our strategic initiatives.

F-9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Consolidated Statements of Financial Position and footnotes of Gratus Capital Properties Fund III, LLC have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP’). The Company adopted the calendar year for reporting the financial statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries which are primarily majority owned. Any noncontrolling interest in the equity of a partnership is reported as a component of real estate partnership equity. Net income (loss) for operating partnership investments is included in the Statement of Operations as “Income (loss) from partnerships.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Construction in Progress:

The Company consolidates in the financial statements, two majority owned partnership investments (Investees) that are in the process of developing and constructing multifamily residential rental units. The property manager of the Investees is a related party of the sponsor of the partnerships and the general contractor which has been hired to perform the development and horizontal and vertical construction of the buildings. The sponsor, the property manager and the general contractor are unrelated entities of the Company. The property manager of the Investees executes contracts with its related party general contractor construction company. The property manager of the Investees has represented to the Company that all construction contracts with the related parties, are (a) entered into on an arm’s length basis (b) requests competitive bids of the subcontractors, (c) charges market rate profit and overhead percentages and that the general contractor does not receive any other compensation from any of the related parties. .

The general contractor uses cost plus contracts with the Investees which includes general contractor compensation from 4.4% to 5.0% of material, labor and overhead. Overhead includes insurance, sales and other taxes, administrative and other costs. The property manager advised the Company that the general contractor does not pay any expenses or fees to related parties of the general contractor. Accordingly, all direct and indirect and general and administrative costs paid by the general contractor are charged to the Investee under the cost plus contract.

The general contractor accounts for each contract on the standard percentage of completion method of accounting. Costs incurred while under construction are capitalized as construction in progress in the financial statements. Capitalized construction in progress costs include real estate taxes, insurance, other minor soft costs and monthly interest paid and or accrued on construction loans. The lender calculates the daily interest cost of the construction loan based upon the construction loan proceeds disbursed to the general contractor.

Once a building is 100% completed, it is depreciated over a forty-year life. Land improvements are depreciated over a fifteen year period. Tangible personal property is depreciated over from five to seven years.

F-10

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2024, and 2023, the Company had $1,265,231 and $162,2967, respectively of cash on hand.

Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	27.5 years
Leasehold Improvements	Shorter of the estimated lease term or useful
Furniture and Fixtures	7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2024, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Syndication Costs

The Company continues to work with investment advisors and campaigns to raise capital. Legal and other directly related syndication costs incurred during the two years ended 2024 and 2023 was $341,033 and $252,930, respectively. Syndication costs are accounted for as a reduction of capital raised from the sale of Member Units and has been written off during the twelve months ended December 31, 2024.

Revenue Recognition

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines at the inception of a contract whether it contains a lease and whether that lease should be classified as an operating or finance lease. A contract is considered to contain a lease if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all leases with a term greater than 12 months. Lease liabilities are measured at the present value of future minimum lease payments, discounted using the Company’s incremental borrowing rate, which is determined based on the information available at lease commencement. ROU assets are initially measured at the amount of the lease liability, adjusted for any prepaid lease payments, lease incentives received, or initial direct costs incurred.

F-11

Operating lease expense is recognized on a straight-line basis over the lease term and is included in [“cost of revenues,” “selling, general and administrative expense,” or appropriate line item]. Finance lease costs are split between interest expense and amortization of the ROU asset.

The Company has elected the practical expedient to not recognize lease assets and liabilities for leases with a term of 12 months or less. The Company also elected the package of practical expedients permitted under the transition guidance within ASC 842, which, among other things, allows entities not to reassess prior conclusions about lease identification, classification, and initial direct costs for leases that commenced before the effective date of ASC 842.

Certain lease agreements contain options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the option will be exercised. The Company’s lease agreements generally do not contain significant residual value guarantees or restrictive covenants.

The Company adopted ASC 842 on January 1, 2024, using the modified retrospective approach. As permitted under the standard, prior period amounts have not been restated and continue to be reported in accordance with ASC 840.

Organization Expenses

The Company has incurred $7,726 of organization expenses all of which have been expensed as incurred in 2023.

Income Taxes  -

The Company and its subsidiaries are taxed as partnerships for US federal income tax purposes.  Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code.  Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2024.  The positions shown on those tax returns are open for examination for a period of three years.  Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters.  The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Member Unit and Equity Based Compensation

Consistent with US GAAP, the Company will record Member Unit-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all Member unit-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying member units, the expected term of the option, the expected volatility of the price of the Company’s Member units, risk-free interest rates, and the expected dividend yield of the Company’s Member units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each Member unit award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

F-12

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees.  The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.  We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE PARTNERSHIP INVESTMENTS

During the two years ended December 31, 2024, the Company purchased from an affiliate and invested in the following North Dakota and Minnesota real estate partnership investments:

Partnerships, equity basis	Ownership	Location	Investment
Enclave OG, LLC	29.58%	Fargo	$1,600,669
SOCO Group II, LLC	34.00%	Grand Forks	1,388,861
Compass II, LLC	12.07%	Moorehead	600,120
			$3,589,650

Partnerships, consolidated	Ownership	Location	Investment
Compass Apartments I, LLC	51.00%	Moorehead	$3,343,500
Current33 Apartments I, LLC	51.00%	Hastings	4,034,111
			$7,377,611

Fargo North Dakota:

On December 20, 2021, an affiliate of the Manager of the Company (Affiliate), paid cash of 34.78% of the capital raised in the partnership and acquired a 29.58% profit and loss interest in a developmental limited liability partnership which is in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary, is developing and operating a mixed-use residential building composed of multifamily and condominium units. The Affiliate paid $1,558,378 for this interest. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

F-13

The development consists of 2.63 acres and is projected to include 119 multifamily rental units plus 14 for-sale condominiums, totaling 118,038 square feet. The development is expected to cost $35,638,702, with a mortgage of $25,525,135 and to open for occupancy in September of 2023.

The Company accounts for the purchase of its 29.58% interest in Enclave OG, LLC on the equity method of accounting. The management prepared, the unaudited financial highlights of the Statements of Financial Condition as of December 31, 2024 and 2023 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2024 and 2023, are presented are as follows:

Enclave OG, LLC (WILD OAK)

Statement of Operations – Highlights

	2024	2023
Revenues	$2,187,312	$197,853
Expenses
Operating	1,145,034	355,972
Other (income) expenses	2,164,167	291,554
Net income (loss)	$(1,121,889)	$(449,673)

Grand Forks, North Dakota

On October 6, 2021, the Affiliate paid cash of $1,500,000 representing 40.00% of the capital raised in the partnership and acquired a 34% profit and loss interest in a developmental limited liability partnership which is located in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed-use residential building composed of multifamily and condominium units. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 4.3 acres and is projected to 21,020 square feet of commercial space and 74 multifamily rental units totaling 105,615 square feet. The development is expected to cost $18,380,234, with a mortgage of $13,785,175. Construction was completed in spring 2023 and the property is over 80% leased as of August 2023.

The Company accounts for the purchase of its 34% interest in Soco Group II, LLC on the equity method of accounting.  The management prepared, the unaudited highlights of the Statements of Financial Condition as of December 31, 2024 and 2023 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2024 and 2023, are presented are as follows:

Soco Group II, LLC

Statement of Operations – Highlights

	2024	2023
Revenues	$1,448,702	$557,442
Expenses
Operating	603,919	346,838
Other (income) expenses	1,347,365	969,961
Net income (loss)	$(502,582)	$(759,357)

F-14

Moorhead, Minnesota

On May 3, 2024, the Company purchased its 12.07% equity interest in Enclave Compass II, LC in May 2024, pledging approximately $600,120. The Company contributed $400,000 in June ‘24 and the remaining $200,120 to Enclave Compass II on about November 27, 2024, paying an additional $6,459 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on June 30, 2024) to offset the financial impacts of the late contribution.

The development consists of 2.5 acres and will have 83 apartment units.  The building is located directly adjacent to Compass Apartment I.  Construction was completed in December 2024.

The Company accounts for the purchase of its 12% interest in Compass II, LLC on the equity method of accounting.  The management prepared, the unaudited highlights of the Statements of Financial Condition as of December 31, 2024 and 2023 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2024 and 2023, are presented are as follows:

Compass II, LLC

Statement of Operations – Highlights

	2024	2023
Revenues	$10,324	$-
Expenses
Operating	80,685	-
Other (income) expenses	329,531	-
Net income (loss)	$(399,892)	-

Moorhead, Minnesota

On September 30, 2022, the Company invested in Compass Apartments I, LLC, a Minnesota limited liability company (“Compass Apartments”), which is developing and will operate a multifamily apartment building totaling 93 units in Moorhead, MN. The construction is expected to be completed around January 2024 and was 40% complete as of June 30, 2023. The Company purchased a 51% interest in the Compass Apartments in the amount of $3,096,000.

The Company paid $800,000 in cash and borrowed the remaining $2,296,000 from the Manager under its existing line of credit agreement. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10-year treasury plus five percent (5%). This interest rate will be readjusted semiannually on July 1 and January 1 and is capped at 10%.

Hasting, Minnesota

On October 12, 2022, the Company invested in Current33 Apartments I, LLC, a Minnesota limited liability company (“Current33 Apartments”), which is developing and will operate a multifamily apartment building totaling 106 units in Hastings, MN. The construction is expected to be completed around January 2024 and construction was 55% complete as of June 30, 2023. The Company purchased a 51% interest in the Current33 Apartments in the amount of $3,735,600.

The Company borrowed $3,735,600 from the Manager under its line of credit agreement, which it amended and restated to allow the Company to borrow up to $50,000,000. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10year treasury plus five percent (5%). This interest rate will be readjusted semiannually on July 1 and January 1 and is capped at 10%.

F-15

NOTE 4 – CONSTRUCTION MORTGAGE NOTE PAYABLES

Construction mortgage notes payable applicable to the controlled partnership investments as of December 31, 2024, and 2023 are as follows:

		2024	2023
Current33Apartments I, LLC	(a)	$18,631,938	$15,767,062
Compass Apartments, LLC	(b)	15,443,166	10,732,265
Total		$26,499,327	$34,075,104

a.

Current33 Apartments I, LLC, a majority-owned subsidiary, has a construction mortgage note with a financial institution. The loan proceeds are utilized to construct the apartment building in Hastings, MN. The principal amount of the mortgage is $18,631,938 as of December 31, 2024, initiated on October 12, 2022. The construction mortgage note matures on October 15, 2027. The loan bears interest at an annual rate of 4.50% with interest-only payments due through November 15, 2024. Thereafter, the mortgage note payments are $95,363.84 per month.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

b.

Compass Apartments I, LLC, a majority-held subsidiary, has a construction mortgage with a financial institution in Fargo, ND, for the construction of a 93-unit apartment building in Moorhead, MN. The principal amount of the mortgage is $15,443,166 as of December 31, 2024, initiated on September 30, 2022, and maturing on October 15, 2027. The loan carries an interest rate of 4.50% fixed, with interest-only payments until November 15, 2024, followed by principal and interest (P&I) payments of $78,978.44. Interest is calculated on a 365/360 basis.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

The two construction mortgage notes payable are to be converted into permanent mortgages upon the maturity of the construction notes payable.

NOTE 5 - INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company.  No material federal or state income tax provision exists for the Company.

NOTE 6 – MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total.  The Class A and Class B Units have an 80% voting interest in the Company.

F-16

The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is made. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A+ Member

Investors who purchase at least $500,000 in Class A Units, who purchase Units through an RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

F-17

Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager.  Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit. Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions includes dispositions from refinancing or the sales of property.

For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

NOTE 7 – RELATED PARTY TRANSACTIONS

Note payable, related party

On January 1, 2022, the Company entered into a Promissory Note (the “Note”) with an affiliate of the Managing Member of the Company which provides the Company with up to $5,000,000 of funds. On October 4, 2022, the Note was amended to provide a line of credit up to $50,000,000 of funds. The Note is an uncollateralized revolving credit facility which matures October 4, 2032. Interest due thereon, accrues at the Alternated Base Rate of interest per annum, not to exceed 10% of funds advanced under the Note. The primary purpose of the note payable is to fund operating expenses and other costs. As of December 31, 2024, and 2023, funds provided to the Company and due to an affiliate of the Manager of the Company, are $0 and $3,246,273, respectively. Interest payable on the note was $0 and $497,157, respectively. As of December 31, 2022, the Company entered into a Standstill Agreement with regards to this Promissory Note whereby the lender (an affiliate of the Manager) agrees not to demand any payment or take any legal action to recover money owned under the Note until June 30, 2024 (including both monies currently borrowed and any new money which may be borrowed in the future).

Management Agreement

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time it is difficult to determine the magnitude of each of these fees.

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The Company will pay the Manager the following fees:

Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

Guarantors of construction mortgage notes payable:

Five of the members and officers of the Company and the managing general partner are guarantors of the four construction mortgage notes payable. In the aggregate, the guarantors are contingently obligated in the amount of $34,075,104; limited to the Company’s pro-rata ownership of each investee.

NOTE 8 – CONTRACTS, COMMITMENTS AND CONTINGENCIES

Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection with subscriptions for shares are to be sent to Atlantic Capital Bank (which is merging with SouthState Bank), and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of June 30, 2022, WealthForge Securities Corporation has been paid its Broker Dealer. See also discussions in Offering Memorandum elsewhere herein.

F-19

Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors.  The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 per form and a (iv) Marketplace Fee of $100 per transaction of the aggregate amount raised by the Company except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. All fees will be paid by WealthForge Securities, LLC.

Amendment and Restatement of Subscription Agreement:

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for nonretirement account investors.

Registered Broker Dealers

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

NOTE 9 -SUBSEQUENT EVENTS AND CONTINGENCY

Management of the Company has evaluated subsequent events from January 1, 2025 through the date that the financial statements were available to be issued. Based upon managements’ understandings there are no subsequent event to be disclosed.

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Item 8. Exhibits

Exhibit 2.1*

Amended & Restated Operating Agreement (Incorporated by reference to Exhibit 2.1 to Gratus Capital Properties Fund III LLC Current Report on Form 1-A as filed with the Securities and Exchange Commission on April 29, 2025 (File No. 24R-00562))

Exhibit 2.2*

Formation Documents (Incorporated by reference to Exhibit 2.2 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

Exhibit 4.1*

Fifth Amended Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Gratus Capital Properties Fund III LLC Current Report on Form 1-U as filed with the Securities and Exchange Commission on March 18, 2025 (File No. 024R-00562))

Exhibit 6.1*

Transfer Agent Agreement (Incorporated by reference to Exhibit 6.1 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

Exhibit 6.2*

Amended Side Letter Agreement (Incorporated by reference to Exhibit 6.2 to Gratus Capital Properties Fund III LLC Current Report on Form 1-A as filed with the Securities and Exchange Commission on April 29, 2025 (File No. 24R-00562))

Exhibit 8*

Subscription Escrow Agreement (Incorporated by reference to Exhibit 8 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 19, 2021 (File No. 024-11552))

Exhibit 11.1 -	Auditor Consent

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fridley, State of Minnesota, on June 23, 2025.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

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